錦興集團有限公司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

2007 JUL 25 P 12:41

082-03638

Date: 17 July 2007

BY AIRMAIL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

07025543

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a set of circular dated 16 July 2007 of the Company in relation to the subscription of convertible notes of See Corporation Limited for your filing under the ISIN US 41068T2087.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

Florence Kam
Company Secretary

Encl.

PROCESSED
JUL 30 2007
THOMSON
FINANCIAL

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should immediately consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in **HANNY HOLDINGS LIMITED**, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

DISCLOSEABLE TRANSACTION — SUBSCRIPTION OF CONVERTIBLE NOTES OF SEE CORPORATION LIMITED

Financial adviser to Hanny Holdings Limited

VXL FINANCIAL SERVICES LIMITED

卓越企业融资有限公司

17 July 2007

CONTENTS

	Page
Definitions	1
Letter from the Board	
Introduction	4
CN Subscription Agreement	6
Principal Terms of the Subscription Notes	8
Effects on Shareholding Structure of SEE	10
Information on SEE	11
Listing Rules Implications	11
General	11
Appendix — General Information	12

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Additional Amount"	the convertible notes of an aggregate principal amount of up to HK$100 million which is the portion of the Placing Notes which may not be placed by the Placing Agent under a best efforts basis that may be added to the Subscription Notes at the Company's election pursuant to the CN Subscription Agreement
"Announcement"	the joint announcement dated 26 June 2007 of the Company and SEE in relation to the Share Placing Agreement, the CN Placing Agreement and the CN Subscription Agreement
"CN Placing"	placing of the Placing Notes pursuant to the terms of the CN Placing Agreement
"CN Placing Agreement"	the conditional placing agreement dated 20 June 2007 entered into between SEE and the Placing Agent in relation to the CN Placing
"CN Subscription"	subscription of the Subscription Notes by the Company pursuant to the terms of the CN Subscription Agreement
"CN Subscription Agreement"	the conditional subscription agreement dated 20 June 2007 entered into between the Company and SEE in relation to the CN Subscription
"Company"	Hanny Holdings Limited (stock code: 275), a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"connected person(s)"	has the meaning given to it in the Listing Rules
"Conversion Share(s)"	new SEE Share(s) falling to be allotted and issued upon exercise of the conversion rights attaching to the Subscription Notes and/or Placing Notes (as the case may be)
"Convertible Notes"	the Subscription Notes and the Placing Notes
"Director(s)"	director(s) of the Company
"Dr. Chan"	Dr. Chan Kwok Keung, Charles, an executive Director and the chairman of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Independent SEE Shareholders"	SEE Shareholders other than the Company and its associates and those who are required to abstain from voting on the relevant resolutions in respect of the CN Subscription at the SGM
"Last Trading Day"	18 June 2007, being the last trading day for the SEE Shares before the date of the Announcement

"Latest Practicable Date"	13 July 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Yu"	Mr. Yu Kam Kee, Lawrence, an executive director and the chairman of SEE and Wing On Travel
"Placee(s)"	any individual(s), institutional or other professional investor(s) or any of their respective subsidiaries or associates procured by the Placing Agent to subscribe for any of the Placing Shares and Placing Notes pursuant to the Placing Agent's obligations under the Share Placing Agreement and CN Placing Agreement
"Placing Agent"	Kingston Securities Limited, a licensed corporation to carry on business in type 1 regulated activities (dealing in securities) under the SFO
"Placing Notes"	the convertible notes of an aggregate principal amount of up to HK$100,000,000 which may be issued by SEE under the CN Placing Agreement
"Placing Price"	HK$0.368 per Placing Share
"Placing Share(s)"	an aggregate of 400,000,000 new SEE Shares to be placed under the Share Placing
"PRC"	The People's Republic of China
"SEE"	See Corporation Limited (stock code: 491), a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"SEE Director(s)"	director(s) of SEE
"SEE Group"	SEE and its subsidiaries
"SEE Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of SEE
"SEE Shareholder(s)"	holder(s) of SEE Shares
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Share Placing"	placing of 400,000,000 new SEE Shares pursuant to the terms of the Share Placing Agreement
"Share Placing Agreement"	the conditional placing agreement dated 20 June 2007 entered into between SEE and the Placing Agent in relation to the Share Placing
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"SGM"	the special general meeting of SEE to be convened and held for the SEE Shareholders to consider and, if thought fit, approve the Share Placing, CN Placing and CN Subscription
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Notes"	the convertible notes of a principal amount of HK$100,000,000 to be issued by SEE to the Company under the CN Subscription Agreement subject to an increase by the Additional Amount
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Wing On Travel"	Wing On Travel (Holdings) Limited (stock code: 1189), a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

Executive Directors:
Dr. Chan Kwok Keung, Charles (*Chairman*)
Dr. Yap, Allan (*Managing Director*)
Mr. Lui Siu Tsuen, Richard (*Deputy Managing Director*)

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business in Hong Kong:
31st Floor, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

17 July 2007

To the Shareholders and, for information only, to the holders of convertible bonds of the Company

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION — SUBSCRIPTION OF CONVERTIBLE NOTES OF SEE CORPORATION LIMITED

INTRODUCTION

The Company and SEE jointly announced on 26 June 2007 the followings:

(i) On 20 June 2007, SEE and the Placing Agent entered into the Share Placing Agreement pursuant to which SEE has conditionally agreed to place, through the Placing Agent under the Share Placing on a best efforts basis a maximum of 400,000,000 Placing Shares to not less than six Placees each of whom can confirm that it and its ultimate beneficial owners (i) are to be third parties independent of and not connected persons of SEE and its connected persons and (ii) does not, in respect of SEE, act in concert (as defined in the Takeovers Code) with the Company and its concert parties or any of the directors, chief executive or substantial shareholder(s) of SEE or any of its subsidiaries or their respective associates (as defined in Listing Rules) at a price of HK$0.368 per Placing Share.

The maximum net proceeds of approximately HK$143 million from the Share Placing is intended to be used for opportunistic investments in entertainment related businesses should appropriate opportunities arise and where the SEE Directors consider it in the interest of SEE to do so and/ or for general working capital of the SEE Group. As at the date of the Announcement, no such investment or business has been identified by SEE.

(ii) On 20 June 2007, SEE and the Placing Agent entered into the CN Placing Agreement pursuant to which the Placing Agent agreed to place, on a best efforts basis, up to an aggregate principal amount of HK$100,000,000 Placing Notes which is exercisable and convertible into 250,000,000 SEE Shares at a conversion price of HK$0.40 per Conversion Share to Placees, each of whom can confirm that it and its ultimate beneficial owners (i) are to be third parties independent of and not connected persons of SEE and its connected persons and (ii) does not, in respect of SEE, act in concert (as defined in the Takeovers Code) with the Company and its concert parties or any of the directors, chief executive or substantial shareholder(s) of SEE or any of its subsidiaries or their respective associates (as defined in Listing Rules).

The maximum net proceeds of approximately HK$97 million from the CN Placing is intended to be used for opportunistic investments in entertainment related businesses should appropriate opportunities arise and where the SEE Directors consider it in the interest of SEE to do so and/or for general working capital of the SEE Group.

(iii) On 20 June 2007, SEE and the Company entered into the CN Subscription Agreement pursuant to which SEE has agreed to issue and the Company has agreed to subscribe for a principal amount of HK$100,000,000 Subscription Notes and may, upon the notification by SEE, elect to subscribe for the Additional Amount of up to HK$100,000,000 which is the portion of the Placing Notes which may not be placed by the Placing Agent under a best efforts basis.

Further details of the Share Placing Agreement and the CN Placing Agreement are set out in the Announcement.

The purpose of this circular is to provide you with further information on the CN Subscription Agreement and further information on the Company.

CN SUBSCRIPTION AGREEMENT

Date: 20 June 2007

Parties

Issuer: SEE

Subscriber: the Company

As at the Latest Practicable Date, the Company was interested in 116,198,865 SEE Shares representing approximately 17.98% of the issued share capital of SEE. SEE is a third party independent of the Company and its connected persons.

Subject Asset

Pursuant to the CN Subscription Agreement, SEE has agreed to issue and the Company has agreed to subscribe for a principal amount of HK$100,000,000 Subscription Notes and may, upon the notification by SEE, elect to subscribe for the Additional Amount of up to HK$100,000,000 which is the portion of the Placing Notes which may not be placed, on a best efforts basis, by the Placing Agent.

Conversion Shares falling to be issued upon exercise in full of the conversion rights attaching to the Subscription Notes

Assuming that the principal amount of the Subscription Notes (i.e. HK$100,000,000) are issued and subscribed under the CN Subscription, upon exercise in full of the conversion rights attaching to the Subscription Notes, an aggregate of 250,000,000 Conversion Shares would fall to be allotted and issued by SEE at the initial conversion price of HK$0.40 per Conversion Share (subject to adjustments, including consolidation or subdivision of SEE Shares, rights issue, extraordinary stock or cash distribution, and other dilutive events. Adjustments to the conversion price are required to be certified by a merchant bank appointed by SEE as a result of extraordinary stock or cash distribution and other dilutive events as provided in the Convertible Notes), which will represent (i) approximately 38.68% of the existing issued share capital of SEE comprising 646,267,330 SEE Shares as at the date of the Announcement; (ii) approximately 23.89% of the issued share capital of SEE as enlarged by the Share Placing; (iii) approximately 16.17% of the issued share capital of SEE as enlarged by the Share Placing and the Conversion Shares to be issued upon exercise of the conversion rights under the Convertible Notes in full (assuming the maximum aggregate principal amount of the Placing Notes have been placed by the Placing Agent).

The Conversion Shares falling to be issued upon exercise of the conversion rights attaching to the Subscription Notes will, when issued, rank pari passu with all other SEE Shares in issue as at the date of allotment and issue of such Conversion Shares.

Conditions of the CN Subscription

The CN Subscription is conditional upon:

(i) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in the Conversion Shares falling to be issued on the exercise of the conversion rights attaching to the Convertible Notes either unconditionally or subject to conditions to which SEE does not reasonably object;

(ii) the Stock Exchange having approved the issue of the Convertible Notes, or SEE not having received any objection from the Stock Exchange to the issue of the Convertible Notes;

(iii) the Independent SEE Shareholders passing at the SGM of the resolutions approving the transactions contemplated under the CN Subscription Agreement and the allotment and issue of the Conversion Shares falling to be issued upon the exercise of the conversion rights attaching to the Convertible Notes; and

(iv) the Bermuda Monetary Authority approving the issue and transfer of the Convertible Notes and the issue and allotment of the Conversion Shares (if required).

If any of the above conditions are not fulfilled on or before 31 August 2007 or such later time or date as may be agreed between the Company and SEE, the CN Subscription Agreement shall thereupon lapse and become null and void and the parties will be released from all obligations hereunder, save for any liability arising out of any antecedent breaches hereof.

Completion of the CN Subscription

Completion of the CN Subscription will take place on a business day which is not less than three business days and not more than five business days after the CN Subscription Agreement becomes unconditional.

Reasons for the CN Subscription

The Group is principally engaged in the trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including investments in (i) a subsidiary whose shares are listed on the Australian Securities Exchange and a subsidiary whose shares are traded on the OTC Bulletin Board in the United States of America; (ii) associated companies whose shares are listed on the Stock Exchange or the Singapore Exchange Limited; and (iii) long-term convertible notes issued by companies whose shares are listed on the Stock Exchange. The Company is an investment holding company.

The Directors consider that the CN Subscription provides an opportunity to enhance the investment portfolio and the earnings base of the Company should the share price of SEE be higher than the exercise price of the Subscription Notes. It is expected that the CN Subscription would not have any material impact on the net asset position of the Group.

Having regard to the above and the current strong capital market sentiment, the Directors consider that the terms of the CN Subscription are fair and reasonable and are in the best interests of the Company and its shareholders as a whole.

Use of proceeds from the CN Subscription

As set out in the Announcement, the gross proceeds from the CN Subscription will be HK$100 million and the net proceeds of approximately HK$99.5 million is intended to be used for general working capital of the SEE Group.

PRINCIPAL TERMS OF THE SUBSCRIPTION NOTES

Issuer: SEE

Aggregate principal amount: HK$100,000,000 and subject to a top up of the Additional Amount, making the total aggregate principal amount of the Subscription Notes up to HK$200,000,000

Maturity date: the date falling on but excluding the second anniversary of the date of issue of the Convertible Notes.

Initial conversion price: HK$0.40 per Conversion Share

The initial conversion price was determined on an arm's length basis between SEE and the Company with reference to, among other things, the recent performance of the SEE Share price.

The initial conversion price is subject to adjustments, including consolidation or subdivision of SEE Shares, rights issue, extraordinary stock or cash distribution, and other dilutive events, which may or may not occur.

The conversion price of HK$0.40 per SEE Share (i) is same as the closing prices of HK$0.40 per SEE Share on the Last Trading Day; (ii) represents a discount of approximately 11.31% to the average of the closing prices of HK$0.451 per SEE Share in the last 5 trading days prior to the date ofthe CN Subscription Agreement; (iii) represents a discount of approximately 7.41% to the average of the closing price of HK$0.432 per SEE Share in the last 10 trading days prior to the date of the CN Subscription Agreement; and (iv) represents a premium of approximately 11.11% over the closing price of HK$0.36 per SEE Share on the Latest Practicable Date.

The holders of the Subscription Notes shall have the right at any time after the 7th day after the date of issue of the Subscription Notes and 7 days before the maturity date to convert any outstanding amount of the Subscription Notes at denomination of HK$1,000,000 each into the Conversion Shares at the then applicable conversion price, unless the amount remaining on exercise of the conversion rights shall be less than HK$1,000,000 and in such event, the entire outstanding amount shall be converted.

Ranking: The Conversion Shares, when allotted and issued, will rank pari passu in all respects with the other SEE Shares in issue as at the date of issue of such Conversion Shares.

Interest: 1% per annum payable at maturity in arrears

Transferability:	The Subscription Notes may be transferred to any third party without the prior written consent of SEE. None of the Subscription Notes may be transferred to a "connected person" (as defined in the Listing Rules) of SEE. SEE shall give notice to the Stock Exchange for any transfer of the Subscription Notes and shall state whether any connected person of SEE is involved. SEE shall promptly notify the Stock Exchange for any dealings in Convertible Notes by connected person.
Redemption:	Any unconverted Subscription Notes will be redeemed at an amount equal to the principal amount of the outstanding Subscription Notes together with any accrued interest in cash at maturity.
Voting rights:	The Subscription Notes do not confer any voting rights at general meetings of SEE on the holder(s) of the Subscription Notes.
Events of default:	The events of default provisions which provide that on the occurrence of certain events of default specified in the Subscription Notes (e.g. liquidation), each of the holders of the Subscription Notes shall be entitled to demand for immediate repayment of the principal amount outstanding and accrued but unpaid interest under the relevant Subscription Notes.
Listing:	No application will be made for the listing of and permission to deal in, the Subscription Notes on the Stock Exchange or any other stock exchange. Application will be made by SEE to the Listing Committee of the Stock Exchange for the grant of the listing of, and permission to deal in, the Conversion Shares.

EFFECTS ON SHAREHOLDING STRUCTURE OF SEE

The existing and enlarged shareholding structure of SEE as at the date of the Announcement and immediately after the issue of the Placing Shares and the Conversion Shares (assuming that there are no other changes in the issued share capital of SEE) are set out below:

	As at the date of the Announcement		Immediately after the Share Placing		Immediately after the Share Placing (assuming the Placing Notes are fully placed by the Placing Agent and are converted in full)		Immediately after the Share Placing (assuming the Placing Notes are fully placed by the Placing Agent and the Placing Notes and Subscription Notes are converted in full)		Immediately after the Share Placing (assuming none of the Placing Notes are placed by the Placing Agent and the Company elects to subscribe for Additional Amount in full and the Convertible Notes under the Additional Amount and the Subscription Notes are converted in full) *(Note 6)*	
	No. of SEE Shares	*Approximate %*	*No. of SEE Shares*	*Approximate %*	*No. of SEE Shares*	*Approximate %*	*No. of SEE Shares*	*Approximate %*	*No. of SEE Shares*	*Approximate %*
The Company *(Note 1)*	116,198,865	17.98%	116,198,865	11.11%	116,198,865	8.96%	366,198,865	23.68%	616,198,865	39.85%
Dr. Chan *(Note 2)*	30,000,000	4.64%	30,000,000	2.87%	30,000,000	2.31%	30,000,000	1.94%	30,000,000	1.94%
Wing On Travel *(Note 3)*	30,000,000	4.64%	30,000,000	2.87%	30,000,000	2.31%	30,000,000	1.94%	30,000,000	1.94%
Sub-total	176,198,865	27.26%	176,198,865	16.85%	176,198,865	13.58%	426,198,865	27.56%	676,198,865	43.73%
Mr. Yu *(Note 3)*	41,258,940	6.38%	41,258,940	3.94%	41,258,940	3.18%	41,258,940	2.67%	41,258,940	2.67%
Public shareholders of SEE										
— Placees under the Share Placing *(Note 4)*			400,000,000	38.23%	400,000,000	30.87%	400,000,000	25.87%	400,000,000	25.87%
— Placees under the CN Placing *(Note 5)*					250,000,000	19.29%	250,000,000	16.17%		
— Other public shareholders of SEE	428,809,525	66.36%	428,809,525	40.98%	428,809,525	33.08%	428,809,525	27.73%	428,809,525	27.73%
Sub-total	428,809,525	66.36%	828,809,525	79.21%	1,078,809,525	83.24%	1,078,809,525	69.77%	828,809,525	53.60%
Total	646,267,330	100.00%	1,046,267,330	100.00%	1,296,267,330	100.00%	1,546,267,330	100.00%	1,546,267,330	100.00%

Notes:

(1) 250,000,000 SEE Shares would be allotted and issued to the Company upon exercise in full of the conversion rights attaching to the Subscription Notes.

(2) Dr. Chan is an executive Director and the chairman of the Company.

(3) Mr. Yu is an executive director and the chairman of SEE and Wing On Travel.

(4) These SEE Shares would be allotted and issued upon completion of the Share Placing.

(5) These SEE Shares would be allotted and issued upon exercise in full of the conversion rights attaching to the Placing Notes.

(6) Save for the outstanding convertible note held by the Company with an aggregate principal amount of HK$170,000,000 convertible into 100,591,715 new SEE Shares upon exercise in full at the conversion price of HK$1.69 per SEE Share, assuming the Company subscribes for Subscription Notes in full and elect to subscribe for the Additional Amount of up to HK$100,000,000 in full, upon exercise in full the conversion rights attaching to the Convertible Notes, the Company and parties acting in concert with it will own in aggregate more than 30% of the issued share capital of SEE as enlarged by the allotment and issue of the Conversion Shares. In such circumstances, the Company and parties acting in concert with it will comply with the general offer obligations under the Takeovers Code.

INFORMATION ON SEE

SEE is currently engaged in (i) film and television programme productions; (ii) event productions; (iii) artiste and model management; (iv) music production; and (v) manufacturing and sale of multimedia electronic products, toys and games products. For the year ended 30 June 2006, SEE recorded the same audited net loss before and after taxation from continuing operations of approximately HK$260.7 million. For the year ended 30 June 2005, SEE recorded the same audited net loss before and after taxation from continuing operations of approximately HK$26.6 million. As at 31 December 2006, the total assets and net assets of SEE were approximately HK$279.2 million and HK$59.8 million respectively.

LISTING RULES IMPLICATIONS

The CN Subscription constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. The Company will comply with the applicable Listing Rules upon conversion of the Subscription Notes to be held by the Company or its nominee.

The Company will make further announcement (if necessary) and comply with the relevant requirements of the Listing Rules (including announcement, circular and shareholders' approval, if applicable) in respect of the conversion of the Convertible Notes to the SEE Shares.

GENERAL

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung Charles
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Directors' interests and short positions in the Shares, underlying shares and debentures of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors in the Shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code; or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

(a) Interests in Shares

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
Dr. Chan *(Note)*	Long position	Beneficial owner	Personal interest	16,284,667	0.49%
Dr. Yap, Allan	Long position	Beneficial owner	Personal interest	33,505,320	1.00%

Note: This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

(b) Interests in equity derivatives (as defined in the SFO) of the Company

Convertible bonds ("Hanny Bonds")

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of underlying shares (under equity derivatives) held	Approximate % of the issued share capital of the Company
Dr. Chan *(Note)*	Long position	Beneficial owner	Personal interest	3,508,407	0.11%

Note: Dr. Chan holds the Hanny Bonds with face value of HK$2,841,810. Upon full conversion of the Hanny Bonds at the conversion price of HK$0.81 per Share (subject to adjustments), 3,508,407 Shares will be issued to Dr. Chan.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(ii) Interests and short positions of Shareholders discloseable under the SFO

So far as is known to the Directors, as at the Latest Practicable Date, the following persons had interests or short positions in the Shares or underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

(a) Interests in the Shares and underlying shares

Name of Shareholder	Long position/ Short position	Capacity	Number of Shares held	Number of underlying shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
ITC Corporation Limited ("ITC") *(Note)*	Long position	Interest of controlled corporation	1,668,774,544	—	49.99%
	Long position	Interest of controlled corporations	—	125,607,592	3.76%
ITC Investment Holdings Limited ("ITC Investment") *(Note)*	Long position	Interest of controlled corporation	1,668,774,544	—	49.99%
	Long position	Interest of controlled corporations	—	125,607,592	3.76%
Mankar Assets Limited ("Mankar") *(Note)*	Long position	Interest of controlled corporation	1,668,774,544	—	49.99%
	Long position	Interest of controlled corporation	—	7,130,703	0.21%
Famex Investment Limited ("Famex") *(Note)*	Long position	Beneficial owner	1,668,774,544	—	49.99%
	Long position	Beneficial owner	—	7,130,703	0.21%

Note: Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owns 118,476,889 underlying shares (in respect of unlisted equity derivatives) of the Company ("Underlying Shares"). Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Mankar, ITC Investment and ITC are deemed to be interested in 1,668,774,544 Shares and 7,130,703 Underlying Shares held by Famex. ITC Investment and ITC are deemed to be interested in 118,476,889 Underlying Shares held by Hollyfield.

ITC, through Hollyfield and Famex, also holds the Hanny Bonds with face value of HK$95,966,280 and HK$5,775,870 respectively. Upon full conversion of the Hanny Bonds at the conversion price of HK$0.81 per Share (subject to adjustments), 118,476,889 Shares and 7,130,703 Shares will be issued to Hollyfield and Famex respectively.

(b) Substantial shareholding in the other members of the Group

As at the Latest Practicable Date, so far as is known to the Directors, the following parties, other than a Director, was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary	Name of shareholder	% of the issued share capital
Hanny Investment Group Limited	Global Media Limited	35%
Sino Partner Holdings Limited	Tian Pu Jun	17%
China Telecom International Limited	China Telecom Investment Corporation	49%
Earnfull Industrial Limited	Wang Ming Jan	10%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	40%
Orion Tire Corporation	Coronada Holding Limited	40%
Ruby Uniforms Limited	Poon Charn Ki, Frederick	10%

Save as disclosed above, the Directors are not aware that there is any party (not being a Director) who, as at the Latest Practicable Date, had an interest or short positions in the Shares and underlying Shares which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such shares.

3. LITIGATION

As at the Latest Practicable Date, there was no litigation or claim of material importance known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

4. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors had a service agreement with the Company or any of its subsidiaries which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

5. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

As at the Latest Practicable Date, interests of the Directors in competing businesses which are required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of Director	Name of entity the businesses of which are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the Director in the entity
Mr. Wong King Lam, Joseph	Grand Field Group Holdings Limited	Property development and trading in the PRC (excluding Hong Kong and Macau)	Executive director

Save as disclosed above, none of the Directors nor their respective associates were interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with the Group's businesses as at the Latest Practicable Date.

6. MISCELLANEOUS

(i) The qualified accountant of the Company is Mr. Lui Siu Tsuen, Richard, a fellow member of The Hong Kong Institute of Certified Public Accountants.

(ii) The company secretary of the Company is Ms. Kam Yiu Sai, Florence, an associate member of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(iii) The registered office of the Company is situated at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the head office and principal place of business of the Company in Hong Kong is situated at 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

(iv) The Hong Kong branch share registrar and transfer office of the Company is Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(v) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text thereof.

5. 董事於競爭業務中之權益

於最後實際可行日期，按上市規則第8.10條之規定董事於競爭業務中之權益披露如下：

董事姓名	其業務現與或可能與本集團業務相競爭之實體名稱	現與或可能與本集團業務相競爭之實體之業務描述	董事於該實體之權益性質
黃景霖先生	鈞濠集團有限公司	於中國(不包括香港及澳門)從事物業發展及買賣	執行董事

除上文所披露者外，於最後實際可行日期，概無董事或彼等各自之聯繫人於本集團業務以外擁有與本集團業務直接或間接競爭或可能競爭之任何業務之權益。

6. 其他事項

(i) 本公司之合資格會計師為呂兆泉先生，彼為香港會計師公會之資深會員。

(ii) 本公司之公司秘書為甘瑤斯女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會之會員。

(iii) 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司之總辦事處及香港主要營業地點則設於香港中環夏愨道12號美國銀行中心31樓。

(iv) 本公司之香港股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(v) 本通函之中、英文版本如有歧異，須以英文版本為準。

(b) 本集團其他成員公司之主要股權

於最後實際可行日期，就董事所知悉，以下各方(董事除外)直接或間接擁有有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值10%或以上之權益：

附屬公司名稱	股東名稱／姓名	佔已發行股本百分比
Hanny Investment Group Limited	Global Media Limited	35%
Sino Partner Holdings Limited	田樸珺	17%
中國國際電訊集團有限公司	China Telecom Investment Corporation	49%
潤孚實業有限公司	王明健	10%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	40%
Orion Tire Corporation	Coronada Holding Limited	40%
Ruby Uniforms Limited	Poon Charn Ki, Frederick	10%

除上文所披露者外，董事並不知悉有任何一方(非董事)於最後實際可行日期於本公司股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之任何權益或淡倉，或直接或間接擁有有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值10%或以上之權益或擁有有關該等股份之任何購股權。

3. 訴訟

於最後實際可行日期，就董事所知，本公司或其任何附屬公司並無任何尚未了結或面臨任何重大訴訟或索償。

4. 服務合約

於最後實際可行日期，各董事概無與本公司或其任何附屬公司訂立任何本公司不可於一年內免付賠償(法定賠償除外)而終止之服務合約。

除上文所披露者外，於最後實際可行日期，董事概無(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或其任何相聯法團(依據證券及期貨條例第XV部之定義)之股份、相關股份或債券中擁有任何權益或淡倉；(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之任何權益；或(c)根據標準守則須知會本公司及聯交所之任何權益。

(ii) 根據證券及期貨條例須予披露之股東權益及淡倉

就董事所知，於最後實際可行日期，以下人士於股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或淡倉，或根據證券及期貨條例第336條規定記錄於本公司須存置之登記冊內之權益或淡倉：

(a) 於股份及相關股份之權益

股東姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份數目(本公司非上市股本衍生工具)	佔本公司已發行股本概約百分比
德祥企業集團有限公司(「德祥」)(附註)	好倉	受控公司之權益	1,668,774,544	—	49.99%
	好倉	受控公司之權益	—	125,607,592	3.76%
ITC Investment Holdings Limited(「ITC Investment」)(附註)	好倉	受控公司之權益	1,668,774,544	—	49.99%
	好倉	受控公司之權益	—	125,607,592	3.76%
Mankar Assets Limited(「Mankar」)(附註)	好倉	受控公司之權益	1,668,774,544	—	49.99%
	好倉	受控公司之權益	—	7,130,703	0.21%
其威投資有限公司(「其威」)(附註)	好倉	實益擁有人	1,668,774,544	—	49.99%
	好倉	實益擁有人	—	7,130,703	0.21%

附註：Hollyfield Group Limited(「Hollyfield」)(為ITC Investment之全資附屬公司)擁有(就非上市股本衍生工具而言)118,476,889股本公司相關股份(「相關股份」)。其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥之全資附屬公司。Mankar、ITC Investment及德祥被視為於其威持有之1,668,774,544股股份及7,130,703股相關股份中擁有權益。ITC Investment及德祥被視為於Hollyfield持有之118,476,889股相關股份中擁有權益。

德祥亦透過Hollyfield及其威持有面值分別為95,966,280港元及5,775,870港元之錦興債券。於錦興債券按兌換價每股股份0.81港元(可予調整)獲悉數兌換後，合共118,476,889股股份及7,130,703股股份將分別發行予Hollyfield及其威。

1. 責任聲明

本通函所載資料乃遵照上市規則而提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及所確信，本通函並無遺漏任何其他事實，導致其所載之任何聲明有所誤導。

2. 權益披露

(i) 董事於本公司及其相聯法團股份、相關股份及債券中之權益及淡倉

於最後實際可行日期，董事於本公司及其相聯法團(根據證券及期貨條例第XV部之定義)之股份、相關股份及債券中擁有(a)須根據證券及期貨條例第XV部第7及8分部(包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉)或根據標準守則須知會本公司及聯交所之權益及淡倉；或(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之權益及淡倉如下：

(a) 於股份之權益

董事姓名	好倉／淡倉	身份	權益性質	持有股份數目	佔本公司已發行股本概約百分比
陳博士(附註)	好倉	實益擁有人	個人權益	16,284,667	0.49%
Yap, Allan博士	好倉	實益擁有人	個人權益	33,505,320	1.00%

附註：該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文(b)分段所載權益一併計算，以計算陳博士於本公司之權益總額。

(b) 於本公司股本衍生工具(定義見證券及期貨條例)之權益

可兌換債券(「錦興債券」)

董事姓名	好倉／淡倉	身份	權益性質	持有相關股份數目(股本衍生工具項下)	佔本公司已發行股本概約百分比
陳博士(附註)	好倉	實益擁有人	個人權益	3,508,407	0.11%

附註：陳博士持有面值為2,841,810港元之錦興債券。於錦興債券按兌換價每股股份0.81港元(可予調整)獲悉數兌換後，合共3,508,407股股份將發行予陳博士。

有關漢傳媒之資料

漢傳媒目前從事(i)電影及電視節目製作；(ii)表演項目製作；(iii)藝人及模特兒經理人管理；(iv)音樂製作；及(v)製造及銷售多媒體電子產品、玩具及遊戲機產品。截至二零零六年六月三十日止年度，漢傳媒來自持續經營業務之經審核除税前虧損淨額及除税後虧損淨額同樣錄得約260,700,000港元。截至二零零五年六月三十日止年度，漢傳媒來自持續經營業務之經審核除税前虧損淨額及除税後虧損淨額同樣錄得約26,600,000港元。於二零零六年十二月三十一日，漢傳媒之資產總值及資產淨值分別約為279,200,000港元及59,800,000港元。

上市規則之含義

根據上市規則第14章，可兑換票據認購事項構成本公司之須予披露交易。本公司將於由本公司或其代名人持有之認購票據獲兑換時遵守適用上市規則之有關規定。

本公司將就有關兑換可兑換票據為漢傳媒股份作出公告(倘必要)，以遵守上市規則之相關規定(包括公告、通函及股東批准(倘適用))。

一般事項

敬請留意本通函附錄載列之其他資料。

此致

列位股東　台照
及本公司可換股債券持有人　參照

代表董事會
錦興集團有限公司
主席
陳國強博士
謹啟

二零零七年七月十七日

對漢傳媒股權架構之影響

漢傳媒現有及經擴大股權架構於該公告日期及緊隨發行配售股份及兌換股份後(假設漢傳媒已發行股本並無其他變動)載列如下：

	於該公告日期		緊隨股份配售事項後		緊隨股份配售事項後(假設配售票據已獲配售代理悉數配售及已獲悉數兌換)		緊隨股份配售事項後(假設配售票據已獲配售代理悉數配售而配售票據及認購票據已獲悉數兌換)		緊隨股份配售事項後(假設配售代理概無配售配售票據而本公司選擇悉數認購額外金額及悉數兌換額外金額及認購票據項下之可兌換票據)(附註6)	
	漢傳媒股份數目	概約百分比	漢傳媒股份數目	概約百分比	漢傳媒股份數目	概約百分比	漢傳媒股份數目	概約百分比	漢傳媒股份數目	概約百分比
本公司(附註1)	116,198,865	17.98%	116,198,865	11.11%	116,198,865	8.96%	366,198,865	23.68%	616,198,865	39.85%
陳博士(附註2)	30,000,000	4.64%	30,000,000	2.87%	30,000,000	2.31%	30,000,000	1.94%	30,000,000	1.94%
永安旅遊(附註3)	30,000,000	4.64%	30,000,000	2.87%	30,000,000	2.31%	30,000,000	1.94%	30,000,000	1.94%
小計	176,198,865	27.26%	176,198,865	16.85%	176,198,865	13.58%	426,198,865	27.56%	676,198,865	43.73%
余先生(附註3)	41,258,940	6.38%	41,258,940	3.94%	41,258,940	3.18%	41,258,940	2.67%	41,258,940	2.67%
漢傳媒之公眾股東										
—股份配售項下之承配人(附註4)			400,000,000	38.23%	400,000,000	30.87%	400,000,000	25.87%	400,000,000	25.87%
—可兌換票據配售項下之承配人(附註5)					250,000,000	19.29%	250,000,000	16.17%		
—漢傳媒之其他公眾股東	428,809,525	66.36%	428,809,525	40.98%	428,809,525	33.08%	428,809,525	27.73%	428,809,525	27.73%
小計	428,809,525	66.36%	828,809,525	79.21%	1,078,809,525	83.24%	1,078,809,525	69.77%	828,809,525	53.60%
總計	646,267,330	100.00%	1,046,267,330	100.00%	1,296,267,330	100.00%	1,546,267,330	100.00%	1,546,267,330	100.00%

附註：

(1) 250,000,000股漢傳媒股份將於悉數行使附於認購票據之兌換權時向本公司配發及發行。

(2) 陳博士為本公司之執行董事兼主席。

(3) 余先生為漢傳媒及永安旅遊之執行董事兼主席。

(4) 該等漢傳媒股份將於股份配售事項完成時配發及發行。

(5) 該等漢傳媒股份將於悉數行使附於配售票據之兌換權後配發及發行。

(6) 除本公司持有之尚未行使可兌換票據本金總額為170,000,000港元於按每股漢傳媒股份行使價1.69港元悉數兌換為100,591,715股漢傳媒新股份，假設本公司於悉數行使附於可兌換票據之兌換權時悉數認購認購票據及選擇悉數認購額外金額最多達100,000,000港元，本公司與其一致行動人士將合共擁有漢傳媒經配發及發行可兌換股份擴大後漢傳媒已發行股本30%以上。就此情況下，本公司與其一致行動人士將遵守收購守則項下之全面收購建議。

可轉讓性：	認購票據可在毋須取得漢傳媒事先書面同意前轉讓予任何第三方。認購票據不得轉讓予漢傳媒之「關連人士」(定義見上市規則)。漢傳媒將就轉讓任何認購票據知會聯交所，並申述有否涉及任何漢傳媒之關連人士。漢傳媒將於關連人士買賣任何可兑換票據時立即知會聯交所。
贖回：	任何未兑換之認購票據將可以相等於尚未行使認購票據之本金額加上任何產生之利息以現金於到期時贖回。
投票權：	認購票據不會賦予認購票據持有人於漢傳媒股東大會任何投票權利。
違約事件：	違約事件條文規定，倘發生認購票據註明之若干違約事件(如清盤)，各認購票據持有人均有權要求即時償還有關認購票據之未贖回本金額及應計但未支付之利息。
上市：	尚未且不會就認購票據於聯交所或任何其他證券交易所上市及買賣作出申請。將由漢傳媒向聯交所上市委員會就批准可兑換股份上市及買賣提出申請。

認購票據之主要條款

發行人：	漢傳媒
本金總額：	100,000,000港元及視乎是否加上額外金額，使認購票據的本金總額增加至最多200,000,000港元
到期日：	發行可兌換票據日期起計惟不包括滿兩週年之日。
初步兌換價：	每股兌換股份0.40港元
	初步兌換價乃經漢傳媒與本公司參考(其中包括)漢傳媒股價近期之表現公平磋商後釐定。
	初步兌換價可予調整，包括漢傳媒股份合併或拆細、供股、非經常性股票或現金分派及其他攤薄事件，而有關事件不一定發生。
	兌換價每股漢傳媒股份0.40港元，(i)相當於漢傳媒股份於最後交易日之收市價每股0.40港元；(ii)較漢傳媒股份在可兌換票據認購協議日期前最後五個交易日之平均收市價每股0.451港元折讓約11.31%；(iii)較漢傳媒股份在可兌換票據認購協議日期前最後十個交易日之平均收市價每股0.432港元折讓約7.41%；及(iv)較漢傳媒股份在最後實際可行日期之收市價0.36港元溢價約11.11%。
	認購票據持有人有權於認購票據發行日期後第七個工作天至到期日前七天隨時按面值每份1,000,000港元，以當時適用之兌換價兌換認購票據任何未贖回金額為兌換股份，除非行使兌換權餘下金額不足1,000,000港元則作別論，如出現有關情況，全數未贖回金額將予以兌換。
地位：	兌換股份配發及發行後將於各方面與該等於兌換股份發行日期已發行之其他漢傳媒股份享有同等權益。
利息：	年息率1厘，於到期日時支付

(ii) 聯交所已批准發行可兌換票據，或漢傳媒並無收到聯交所對發行可兌換票據之任何反對；

(iii) 漢傳媒獨立股東於股東特別大會上通過決議案批准可兌換票據認購協議項下擬進行之交易及配發及發行因行使可兌換票據所附之兌換權而將予發行之兌換股份；及

(iv) 百慕達金融管理局批准發行及轉讓可兌換票據以及發行及配發兌換股份(如有需要)。

如上述任何條件未能於二零零七年八月三十一日或之前或本公司與漢傳媒可能同意之較後時間或日期達成，可兌換票據認購協議將告作廢及無效，而各訂約方據此之所有責任將會解除，惟因先前違反協議而產生之任何責任則除外。

可兌換票據認購事項之完成

可兌換票據認購事項將於可兌換票據認購協議成為無條件後不少於三個營業日且不多於五個營業日內之營業日完成。

可兌換票據認購事項之理由

本集團主要從事證券買賣、物業投資及買賣、擁有採砂船隻以及其他策略性投資，其中包括(i)一間股份於澳洲證券交易所上市之附屬公司及一間股份於美國場外交易議價板買賣之附屬公司；(ii)其股份於聯交所或新加坡證券交易所上市之聯營公司；以及(iii)其股份於聯交所上市之公司所發行之長期可兌換票據之投資。本公司為一家投資控股公司。

董事認為，如漢傳媒之股價高於認購票據之行使價，則可兌換票據認購事項為加強本公司之投資組合及盈利基礎提供大好機會。預期可兌換票據認購事項將不會對本集團的淨資產狀況有任何重大影響。

考慮到上述因素及現時資本市場氣氛暢旺，董事認為可兌換票據認購事項之條款乃屬公平合理，並符合本公司及其股東之整體最佳利益。

可兌換票據認購事項之所得款項用途

誠如該公告所載，可兌換票據認購事項之所得款項總額將為100,000,000港元，而所得款項淨額約為99,500,000港元，計劃用作漢傳媒集團之一般營運資金。

可兌換票據認購協議

日期：　二零零七年六月二十日

訂約方

發行人：　漢傳媒

認購人：　本公司

於最後實際可行日期，本公司持有116,198,865股漢傳媒股份，即漢傳媒已發行股本約17.98%。漢傳媒為獨立於本公司及其關連人士之第三方。

相關資產

根據可兌換票據認購協議，漢傳媒同意發行及本公司同意認購本金額為100,000,000港元之認購票據，以及可於漢傳媒知會時，選擇再認購最多為100,000,000港元之額外金額（即配售代理按盡力基準或未能配售之部份配售票據）。

因悉數行使認購票據所附之兌換權而將予發行之兌換股份

假設認購票據之本金額（即100,000,000港元）乃根據可兌換票據認購事項而發行及認購，於全數行使認購票據所附之兌換權時，漢傳媒將按初步兌換價每股兌換股份0.40港元（可就包括漢傳媒股份合併或拆細、供股、非經常性股票或現金分派及其他攤薄事件作出調整。可兌換票據規定非經常性股票或現金分派及其他攤薄事件導致之兌換價調整須獲漢傳媒委任之商人銀行簽署核實）配發及發行合共250,000,000股兌換股份，佔(i)於該公告日期組成漢傳媒現有已發行股本之646,267,330股漢傳媒股份約38.68%；(ii)經股份配售事項擴大後之漢傳媒已發行股本約23.89%；(iii)經股份配售事項及根據可兌換票據之兌換權獲悉數行使時將予發行之兌換股份擴大後之漢傳媒已發行股本約16.17%（假設配售代理已配售配售票據之最高本金總額）。

於認購票據所附之兌換權獲行使時將予發行之兌換股份一經發行，將與配發及發行該等兌換股份當日已發行之所有其他漢傳媒股份享有同等權益。

可兌換票據認購事項之條件

可兌換票據認購事項須待下列條件達成後方可作實：

(i)　聯交所上市委員會批准因行使可兌換票據所附之兌換權而將予發行之兌換股份上市及買賣（不論為無條件或受漢傳媒不能無理反對之條件所規限）；

股份配售事項之所得款項淨額最多約為143,000,000港元，倘合適機會出現且漢傳媒董事認為符合漢傳媒利益，擬投資於娛樂相關業務及／或用作漢傳媒集團之一般營運資金。截至該公告日期，漢傳媒尚未確定該等投資或業務。

(ii) 於二零零七年六月二十日，漢傳媒與配售代理訂立可兑換票據配售協議，據此，配售代理同意按盡力基準向承配人(各自已確認彼與彼之最終實益擁有人)(i)將為獨立於漢傳媒及其關連人士之第三方，且亦非為漢傳媒及其關連人士之關連人士及(ii)就漢傳媒而言，並無與本公司及其一致行動人士或任何漢傳媒之董事、行政總裁或主要股東或其任何附屬公司或分別為彼等之聯繫人士(定義見上市規則)一致行動(定義見收購守則)配售合共本金總額最多為100,000,000港元之配售票據，該等配售票據可按每股兑換股份0.40港元之兑換價行使及兑換為250,000,000股漢傳媒股份。

可兑換票據配售事項所得款項淨額最多約為97,000,000港元，倘合適機會出現且漢傳媒董事認為符合漢傳媒利益，擬投資於娛樂相關業務及／或用作漢傳媒集團之一般營運資金。

(iii) 於二零零七年六月二十日，漢傳媒與本公司訂立可兑換票據認購協議，據此，漢傳媒同意發行及本公司同意認購本金額為100,000,000港元之認購票據，以及可於漢傳媒知會時，選擇再認購最多為*100,000,000*港元之額外金額(即配售代理按盡力基準或未能配售之該部份配售票據)。

有關股份配售協議及可兑換票據配售協議之詳情載於該公告。

本通函旨在向　閣下提供有關可兑換票據認購協議之其他資料及本公司之其他資料。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：275)

執行董事：
陳國強博士(主席)
Yap, Allan博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
中環
夏慤道12號
美國銀行中心31樓

敬啟者：

須予披露交易—
認購漢傳媒集團有限公司
之
可兑換票據

引言

本公司與漢傳媒於二零零七年六月二十六日聯合發表之公告如下：

(i) 於二零零七年六月二十日，漢傳媒與配售代理訂立股份配售協議，據此，漢傳媒有條件同意根據股份配售事項，透過配售代理按盡力基準向不少於六名承配人(各自已確認彼與彼之最終實益擁有人)(i)將為獨立於漢傳媒及其關連人士之第三方，且亦非為漢傳媒及其關連人士之關連人士及(ii)就漢傳媒而言，並無與本公司及其一致行動人士或任何漢傳媒之董事、行政總裁或主要股東或其任何附屬公司或分別為彼等之聯繫人士(定義見上市規則)一致行動(定義見收購守則)配售最多400,000,000股配售股份，每股配售股份作價0.368港元。

* 僅供識別

「股東特別大會」	指	漢傳媒將予召開及舉行之股東特別大會，以提呈漢傳媒股東考慮及酌情通過股份配售事項、可兑換票據配售事項及可兑換票據認購事項
「聯交所」	指	香港聯合交易所有限公司
「認購票據」	指	漢傳媒根據可兑換票據認購協議向本公司發行本金額達100,000,000港元之可兑換票據，視乎是否加上額外金額
「收購守則」	指	香港公司收購及合併守則
「永安旅遊」	指	永安旅遊(控股)有限公司(股份代號：1189)，一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「港元」	指	港元，香港之法定貨幣
「%」	指	百分比

「最後實際可行日期」	指	二零零七年七月十三日，即本通函付印前為確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「余先生」	指	余錦基先生，漢傳媒及永安旅遊之執行董事兼主席
「承配人」	指	配售代理根據股份配售協議及可兌換票據配售協議項下之配售代理之責任安排任何個人、機構或其他專業投資者或任何彼等各自之附屬公司或聯繫人士認購任何配售股份及配售票據
「配售代理」	指	金利豐證券有限公司，根據證券及期貨條例可進行第1類(證券交易)受規管活動之持牌法團
「配售票據」	指	漢傳媒根據可兌換票據配售協議可發行本金總額最高達100,000,000港元之可兌換票據
「配售價」	指	每股配售股份0.368港元
「配售股份」	指	根據股份配售事項將予配售合共400,000,000股漢傳媒新股份
「中國」	指	中華人民共和國
「漢傳媒」	指	漢傳媒集團有限公司(股份代號：491)，一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「漢傳媒董事」	指	漢傳媒之董事
「漢傳媒集團」	指	漢傳媒及其附屬公司
「漢傳媒股份」	指	漢傳媒股本中每股0.01港元之普通股
「漢傳媒股東」	指	漢傳媒股份持有人
「股份」	指	本公司股本中每股0.01港元之普通股
「股東」	指	股份持有人
「股份配售事項」	指	根據股份配售協議之條款配售400,000,000股漢傳媒新股份
「股份配售協議」	指	漢傳媒與配售代理就有關股份配售事項而訂立日期為二零零七年六月二十日之有條件配售協議
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「額外金額」	指	在本金總額最高達100,000,000港元之可兑換票據中，配售代理按盡力基準或未能配售而可能根據可兑換票據認購協議按本公司選擇撥入認購票據之該部份配售票據
「該公告」	指	本公司與漢傳媒日期為二零零七年六月二十六日有關股份配售協議、可兑換票據配售協議及可兑換票據認購協議發表之聯合公告
「可兑換票據配售事項」	指	根據可兑換票據配售協議條款配售配售票據
「可兑換票據配售協議」	指	漢傳媒與配售代理就有關可兑換票據配售事項而訂立日期為二零零七年六月二十日之有條件配售協議
「可兑換票據認購事項」	指	本公司根據可兑換票據認購協議認購認購票據
「可兑換票據認購協議」	指	本公司與漢傳媒就有關可兑換票據認購事項而訂立日期為二零零七年六月二十日之有條件認購協議
「本公司」	指	錦興集團有限公司(股份代號：275)，一家於百慕達註冊成立之有限公司，其股份在聯交所主板上市
「關連人士」	指	具有上市規則所賦予之含義
「兑換股份」	指	於行使附於認購票據及／或配售票據(以適用為準)之兑換權時將予配發及發行之漢傳媒新股份
「可兑換票據」	指	認購票據及配售票據
「董事」	指	本公司之董事
「陳博士」	指	陳國強博士，本公司之執行董事兼主席
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「漢傳媒獨立股東」	指	除本公司及其聯繫人士及彼等須於股東特別大會就可兑換票據認購事項之有關決議案放棄投票外之漢傳媒股東
「最後交易日」	指	二零零七年六月十八日，即該公告日期前之漢傳媒股份最後交易日

目　錄

	頁次
釋義	1
董事會函件	
引言	4
可兑換票據認購協議	6
認購票據之主要條款	8
對漢傳媒股權架構之影響	10
有關漢傳媒之資料	11
上市規則之含義	11
一般事項	11
附錄 — 一般資料	12

此乃要件　請即處理

閣下如對本通函之任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下所有**錦興集團有限公司**證券**出售或轉讓**，應立即將本通函交予買主或承讓人，或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

須予披露交易－
認購漢傳媒集團有限公司
之
可兌換票據

錦興集團有限公司之財務顧問

VXL FINANCIAL SERVICES LIMITED
卓越企业融资有限公司

* 僅供識別

END

二零零七年七月十七日